SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*
(Final Amendment)

Cost-U-Less, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221492 10 1

(CUSIP Number)

Allyn R. Burroughs
3 Civic Plaza, Suite 200
Newport Beach, CA  92660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Check the following box if a fee is being paid with the statement. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221492 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ASSI, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,736

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 106,736

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.96%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 221492 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LOUIS HABASH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 106,736

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 106,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.96%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT ON SCHEDULE 13D

This Amendment No. 5 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation (“ASSI”), and Louis Habash (“Habash”), to amend and update the Schedule 13D dated April 5, 2002 (the “Original Schedule 13D”), which was previously amended by Amendment No. 1 dated November 14, 2002, Amendment No. 2 dated June 16, 2003 (“Amendment No. 2”), Amendment No. 3 dated October 10, 2003 (“Amendment No. 3”), and Amendment No. 4 dated November 4, 2003.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.  Items not included in this Amendment are either not amended or not applicable.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended to read as follows:

(a)        As of the date of this Schedule, ASSI was the record and beneficial owner of 106,736 shares of Common Stock, representing approximately 2.96% of the 3,606,376 outstanding shares of Common Stock based upon the information in the Company’s Annual Report on Form 10-Q for the quarter ended September 28, 2003.

As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI.
Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

(b)        ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 106,736 shares of Common Stock beneficially owned by it.  Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock beneficially owned by ASSI.

(c) In a series of transactions in the open market from November 18, 2003 through December 11, 2003, ASSI sold 127,364 shares of Common Stock at prices ranging from $3.21 to $3.49 per share.
(d) Not applicable.
(e) ASSI and Habash each ceased to be the beneficial owners of more than five percent of the Common Stock of the Company on or about November 24, 2003.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2003

ASSI, INC.

	By:	/s/ Louis Habash
Louis Habash, President

/s/ Louis Habash
Louis Habash